Exhibit 99.3

Grupo Éxito’s net profit for the first half of 2025 represented the highest level recorded by the company in the last decade for the same period.

The consolidated net profit of Grupo Éxito reached COP 146,865 million in the second quarter and COP 240,012 million for the first half, reversing the previously recorded loss.

Thus, net profit improved by COP 165,600 million in the second quarter and by COP 296,610 million in the semester.

Grupo Éxito achieved consolidated revenues of COP 5.2 trillion in the second quarter of 2025, representing a 5.8% growth compared to the same period last year (excluding exchange rate effect).

The consolidated result reflects strong sales performance in Colombia and Uruguay, improved profitability in Colombia’s retail segment, and consistent results from the real estate business.

Operational revenues for the first semester reached COP 10.6 trillion, growing to 4.7% year-over-year (excluding exchange rate effect).

Consolidated recurring EBITDA reached COP 452,242 million, with a historic margin of 8.7% for the second quarter, growing 32.3% compared to the second quarter of 2024. This was driven by consistent commercial and operational improvements, mainly in Colombia, where EBITDA grew 50.8%, and by the solid operation in Uruguay.

These results reflect the company’s commitment and discipline in executing its strategic approach, focused on strengthening commercial initiatives that offer customers more competitive prices, broader assortments, and a unified value proposition around its flagship brands Éxito and Carulla, while advancing towards a more efficient and sustainable operation.

Consolidated results of Grupo Éxito (Colombia, Uruguay, and Argentina)

In the second quarter of 2025, Grupo Éxito reported operational revenues of COP 5.2 trillion, growing 5.8% year-over-year (excluding exchange rate effect). Highlights include the performance of the retail, real estate, and complementary businesses such as Tuya and Puntos Colombia in Colombia, and the solid performance in Uruguay, which offset challenges in Argentina’s retail segment. For the first semester of the year, operational revenues reached COP 10.6 trillion, growing to 4.7% year-over-year (excluding exchange rate effect).

Colombia accounted for 76% of consolidated operational revenues, growing 6.8% in the second quarter and 4.6% in the semester. Uruguay and Argentina generated COP 1.3 trillion in the second semester, representing 24% of consolidated revenues.

Recurring consolidated EBITDA in the second quarter was COP 452,242 million, growing 32.3% compared to the same period last year, reflecting strategic commercial advances and more efficient operations due to cost and expense action plans across the region.

As a result, consolidated net profit became positive, improving by COP 165,600 million in the second quarter compared to the same period last year, and generating a positive result of COP 240,012 million for the semester.

“At Grupo Éxito, we work with a simple yet powerful conviction: better today than yesterday, and better tomorrow than today. It’s not just a phrase; it’s a mindset and way of acting embedded in our DNA. The results we share today reflect our commitment to continuous improvement. We can proudly say we’ve closed the best first half in terms of net profit margin in the last decade. Thanks to strong performance in both the first and second quarters, each surpassing last year’s results, this achievement is the result of a deep transformation process guided by discipline, long-term vision, and the conviction to build a stronger and more efficient company.

In the second quarter, consolidated revenues grew 5.8% excluding exchange rate effect, while recurring EBITDA increased 32.3%, reaching a margin of 8.7% and gaining +195 basis points. Thus, consolidated net profit reached COP 146,865 million in the second quarter and COP 240,012 million for the first half.

The results obtained are encouraging and positive, but they remind us that there is still a lot of work to be done. We approach this with humility and conviction, knowing that the most important thing is not just achieving good results, but sustaining them over time”, said Carlos Calleja, president of Grupo Éxito.

Note: figures expressed in millions of Colombian pesos

The consistent strategy and action plans implemented in Colombia led to a recurring EBITDA growth of 50.8% during the second quarter of 2025.

In Colombia, Grupo Éxito achieved operating revenues of COP 8.0 trillion in the first half of the year, growing 4.6% compared to 2024, with a solid performance in the retail business during the second quarter and a notable contribution from complementary businesses, mainly real estate, which recorded a 12.6% growth in recurring revenues with 33 assets in operation and a 97.5% occupancy rate.

Sales in Colombia grew 6.9% in the second quarter and 4.8% in the first half, driven by the strong performance of the non-food category, which saw double-digit growth (+11.3%) in the second quarter, while food sales grew 5.3%, above the country’s food inflation rate (4.3%). Digital channels reached over COP 1 trillion in sales during the first semester, accounting for 13.8% of total sales in Colombia, with a 6.7% increase in orders compared to the first half of the previous year, totaling more than 12 million orders. All of this contributed to a 0.6 percentage point gain in same-store market share in the country during the second quarter of 2025, according to Nielsen.

Recurring EBITDA in the second quarter was COP 347.917 million, while in the first half it was COP 575.295 million, with margins of 8.8% and 7.2%, respectively, reaffirming continuous improvement each quarter and the success of the commercial strategy and operational efficiency implemented.

“Operations in Colombia continue to strengthen with the solid performance of the retail and real estate businesses. The commercial strategy is successfully driving differentiation by offering the best assortment for a complete shopping experience, adding on average more than 2,000 products across food and cleaning categories. Additionally, there is strong and consistent value in weekly savings offers on fruits and vegetables, meat, liquor, personal care and household cleaning products, as well as leading market brands through “InSUPERables” (Unbeatable Prices) and “ImPRECIOnantes” (Awesome Prices), generating savings for Colombian consumers. As a result, same-store sales grew by 8.2%, and sales through electronic and direct channels accounted for 13.9% of total sales in the country", said Carlos Mario Giraldo, general manager of Grupo Éxito in Colombia.

In terms of sustainability in Colombia, the first half of the year saw Fundación Éxito deliver more than 72,000 food packages to over 56,000 children and their families, with an investment of COP 8.800 million. Additionally, through the “Vivir Plenamente” program, mental health support was promoted for mothers and caregivers, providing 1,383 consultations to 319 patients during the first half of 2025, benefiting more than 7,000 children in Medellín, where the program is currently being developed.

In the “Cultivating Opportunities” program, more than 92% of the fruits and vegetables sold in Colombia during the first half of 2025 were purchased locally, and of that total, more than 86% were purchased directly, strengthening ties with Colombian agriculture. Likewise, over 95% of private label garments sold in Colombia were purchased within the country, through 215 workshops located in seven departments, all made up of small and medium-sized enterprises.

“We are building a robust and interconnected ecosystem, where each business unit contributes to the value we offer. Grupo Éxito is more than retail: it is a living and dynamic platform that combines brands, channels, shopping centers, financial services, and lasting connections with millions of people. From each country where we operate, we contribute.

During the first half of the year, we made decisive progress in executing key strategies in our main markets: in Colombia, we continued to consolidate Éxito and Carulla as the two brands with the greatest potential. We have already transformed 40 stores under this initiative, with more than 100 additional stores projected over the next three years. We also deepened our commercial strategy by expanding our assortment by more than 30%, activating effective savings levers such as themed days and the “InSUPERables” (Unbeatable Prices) and “ImPRECIOnantes” (Awesome Prices), and promoting a differentiated shopping experience. In Uruguay, we consolidated our omnichannel offering with over +60% growth in orders and +80% growth in billing through the Géant Ya channel, and in Argentina, we are facing challenges with commitment and discipline, together with our local team, responding to the real needs of Argentine families. We are building a sustainable business, investing responsibly, with profitable growth and medium- and long-term projection”, said Fernando Carbajal Flores, chief financial officer of Grupo Éxito.

Operations in Uruguay and Argentina represent 24% of Grupo Éxito’s consolidated revenues.

In the second quarter of the year, sales in Uruguay grew 4.1%, excluding exchange rate effect, and same-store sales increased 5.1% in local currency. This result is due to the commercial dynamism in the country, the performance of stores under the Fresh Market model, which accounted for 61% of sales, and omnichannel sales, which grew 8.1% compared to the second quarter of 2024. The semester’s performance was boosted by a record tourist season, driving revenue growth to 4.9% in local currency compared to the first half of 2024.

In Argentina, the real estate business stood out with a 67.2% growth in the second quarter, excluding exchange rate effect, with occupancy levels at 94.6%. The semester ended with a 5.8% revenue growth in local currency and a 78.8% increase in the real estate business. However, during the second quarter, revenues decreased by 4.2% in local currency due to the slowdown in the retail business and the closure of unprofitable stores.

“Grupo Éxito’s results in this second quarter of 2025 indicate that we are on the right path. We are building the consistency we seek in the long term. Every step we take, every decision we make, is aimed at consolidating a solid, human company with a positive impact on the region”, concluded Carlos Calleja, President of Grupo Éxito.

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